SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           --------------------------


                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          --------------------------


                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                            (Name of Subject Company)

                         WELCARE SERVICE CORPORATION-II
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                          --------------------------


                                John F. McMullan
                             Chief Financial Officer
                         Welcare Service Corporation-II
                        1175 Peachtree Street, Suite 850
                             Atlanta, Georgia 31106
                                 (404) 873-1919


                                 With Copies to:

                             Elizabeth H. Noe, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                     600 Peachtree Street, N.E., Suite 2400
                           Atlanta, Georgia 30308-2222
                                 (404) 815-2400


 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)


Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [graphic omitted]

ITEM 1.  SUBJECT COMPANY INFORMATION

         The name of the subject company is Consolidated Resources Health Care Fund II, a Georgia limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is c/o Welcare Service Corporation-II, 1175 Peachtree Street, Suite 850, Atlanta, Georgia 31106. The telephone number of the principal executive offices of the Partnership is (404) 873-1919. The general partners of the Partnership (the "General Partners") are Consolidated Associates II ("CA") and Welcare Service Corporation-II ("WSC"). Each General Partner owns one-half of the 4% ownership interest in the Partnership collectively held by the General Partners. WSC is the Managing General Partner of the Partnership. Forrest Preston, who controls Care Associates, LLC, owns a 33% general partner interest in CA.

         The Partnership owns and operates two health care facilities, the Mayfair Nursing Care Center and the Mayfair Retirement Center, both located in Columbus, Ohio. The nursing facility and the retirement facility are sometimes referred to herein as the "Properties".

         The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the units of limited partnership interest of the Partnership (the "Units"). As of the date hereof, there were 15,000 Units outstanding.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

         WSC, in its capacity as Managing General Partner of the Partnership, is the Person filing this Statement. WSC's address and business telephone number are the same as the business address and telephone number of the Partnership set forth in the first paragraph of Item 1 above.

         This Statement relates to the tender offer by Care Associates, LLC (the "Purchaser"), to purchase all of the outstanding Units at a purchase price of $456 per Unit, less the amount of any distributions declared or made with respect to the Units between March 31, 2005 and June 23, 2005, or such other date to which the tender offer may be extended, in cash, without interest thereon, upon the terms and subject to the conditions set forth in Offer to Purchase, dated May 26, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). Purchaser filed a Tender Offer Statement on Schedule TO (the "Schedule TO") with the Securities and Exchange Commission ("SEC") on May 26, 2005.

         The Purchaser's principal executive office, as set forth in the Schedule TO, is located at 3570 Keith Street, NW, Cleveland, Tennessee 37312 and the business phone is 423-472-9585.

         With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning the Purchaser or its affiliates, officers or directors or actions or events with respect to any of them, neither WSC nor the Partnership take any responsibility for the accuracy or completeness of such information or for any failure by the Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The Partnership is a limited partnership and has no executive officers or directors. Other than its 4% general partnership interest, the General Partners do not own any of the Units. Certain executive officers, directors or other affiliates of the General Partners, however, own Units of the Partnership as follows: John F. McMullan, the President, sole director and sole stockholder of WSC beneficially owns 25 Units indirectly through Camden Real Estate Company, an entity owned and managed by Mr. McMullan's spouse and Angelina Clayton, a director of Life Care Centers of America, Inc., owns 5 Units.

         There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Partnership, the other General Partner (including the officers and directors of the other General Partner) or any other affiliates of the Partnership or the other General Partner, on the other hand, except as stated below in this Item 3. There are no material contracts, agreements, arrangements or understanding or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Purchaser, its executive officers, directors or affiliates, on the other hand, except as stated below in this Item 3.

Management Agreements

         Mayfair Nursing Care Center Pursuant to a Management Agreement executed in March 1991, management oversight for the nursing facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility's operations is provided by Life Care Centers of America, Inc. ("Life Care"). Life Care owns a 0.5% interest in Mayfair Village Ltd. and Mayfair Nursing Care Center Ltd., the entities who own the Properties, and the remaining 99.5% interest of these entities is owned by the Partnership. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the nursing facility's operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the nursing facility's operating income. Although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions.

         Mayfair Retirement Center Also pursuant to a Management Agreement executed in March 1991 containing substantially identical terms as that applicable to the nursing facility, management oversight for the retirement facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility's operations is provided by Life Care. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the retirement facility's operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the retirement facility's operating income. As with the nursing facility, although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions.

         Management Fees and Expenses Paid WSC (and/or its affiliate) received an aggregate of $153,643 and $158,446 in oversight fees and reimbursable expenses for the fiscal years ending December 31, 2003 and 2004, respectively, and an aggregate of $56,059 in oversight fees and reimbursable expenses for 2005. Life Care (and/or its affiliate) received an aggregate of $408,968 and $435,542 in management fees for the fiscal years ending December 31, 2003 and 2004, respectively, and an aggregate of $171,654 in management fees for 2005. Forrest Preston, who controls the Purchaser, owns 100% of Life Care and Mr. McMullan serves on its board of directors.

         Copies of the Management Agreements for the nursing facility and retirement facility are included as Exhibits (d)(1) and (d)(2) to WSC's Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 5, 2005 (the "Mackenzie Statement") in connection with the tender offer of MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. (collectively, "Mackenzie") pursuant to the Offer to Purchase on Schedule TO dated April 21, 2005 (the "Mackenzie Tender Offer") and are incorporated by reference herein.

Indemnification

         The Agreement of Limited Partnership of the Partnership dated October 31, 1983, as amended by subsequent amendments dated January 7, 1992 and July 16, 1998 (collectively, the "Partnership Agreement") contains customary indemnification rights for its General Partners and provides that the Partnership will indemnify its General Partners, and their employees and agents, against any liability or damages (including attorneys' fees) incurred by reason of any act performed or omitted to be performed by them in connection with the business of the Partnership. The General Partners shall not be relieved from any liability to the Limited Partners imposed by law for fraud, bad faith, willful neglect, gross negligence or breach of fiduciary duty. The Partnership Agreement (including all amendments) is included as Exhibit (d)(3(i) - (iii) to the McKenzie Statement and is incorporated by reference herein.

         Under the terms of the Management Agreements described above, the Partnership is obligated to indemnify WSC and Life Care against any liability or damages incurred by reason of WSC's and Life Care's performance of its duties under the Management Agreements except to the extent the liability or damages is a result of WSC's or Life Care's own gross negligence or willful misconduct, or from or in connection with a material breach of their respective obligations under the Management Agreements.

Interests of Certain Persons in the Offer

         As stated above, affiliates of WSC and Life Care own an aggregate of 30 Units and, if tendered, would receive the Offer Price on the same terms as set forth in the Offer. These affiliates, however, do intend to tender all of the Units beneficially owned by them pursuant to the Offer. In addition, Forrest Preston, who controls the Purchaser, owns a 33% general partner interest in CA, one of the General Partners.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

         The Partnership, through its Managing General Partner, WSC, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this Offer or to state that the Partnership is remaining neutral with respect to the Offer. WSC does not express any opinion, and is remaining neutral, with respect to Care Associates' Offer due to the potential conflicts of interest identified in Item 3 above. However, we call your attention to the following considerations:

   o The Offer is three times the purchase price previously offered by Mackenzie in the Mackenzie Tender Offer which has now expired. Accordingly, the Offer is currently the only transaction available to Unit holders who desire to liquidate their holdings although the Offer itself is conditioned upon, among other things, at least 51% of the Units being tendered.

   o As stated in the Mackenzie Statement, as of March 31, 2005, the Partnership had cash on hand of approximately $3,020,000 (including approximately $1,248,000 at the facility level).

   o As stated in the Mackenzie Statement, as of December 31, 2003, according to reports filed with the Department of Health and Urban Development, the nursing home facility had total assets of $2,244,536, generated annual revenues of $6,812,490 and had net income of $455,396 and the retirement facility had total assets of $1,677,577, generated annual revenues of $1,735,735 and had net loss of $125,548.

   o As of December 31, 2004, accordingly to the most recent reports filed with the Department of Health and Urban Development, the nursing home facility had total assets of $2,925,010, generated annual revenues of $6,771,169 and had net income of $507,923 and the retirement facility had total assets of $1,697,385, generated annual revenues of $1,960,871 and had net income of $75,465.

   o As stated in the Mackenzie Statement, because of the foregoing considerations as well as its own informal valuation of the Partnership's assets conducted to provide information to Unit holders who need a value estimate for ERISA purposes, WSC believes the Partnership has a liquidation value in excess of $400 per Unit.

   o As stated in the Mackenzie Statement, WSC believes that a sale of the Properties and a liquidation of the Partnership or other strategic alternative (including a competing third party tender offer) may result in a higher price for the Units. However, we cannot guarantee that (i) we will be able to locate a purchaser for the Properties or engage in a strategic alternative or consummate a transaction that will provide proceeds ultimately available for distribution to Unit holders that are higher than the $456 per Unit offered by the Purchaser in this Offer or
         (ii) that a competing third party bid at a higher price will occur. Nor can we guarantee when a sale of the Properties or completion of an alternative transaction, including a competing third party tender offer, might occur.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

         WSC recognizes that the individual financial circumstances of each Unit holder may be different, and there may be Unit holders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer, including the risk factors, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer:

   o Future Distributions. A Unit holder that tenders Units in the Offer will not receive any distributions from the Partnership for Units accepted for purchase. If the Partnership were to make a distribution on or after the Purchaser accepted Units in the Offer, the Purchaser would receive the distributions with respect to all accepted Units.

   o Transfer Restrictions. The terms of the Partnership Agreement prohibit a transfer of Units if that transfer would cause 50% or more of the Units to be transferred within twelve months, taking into account all other transfers during the preceding twelve months. Therefore, the Purchaser may only acquire a limited number of Units. Unit holders should therefore be aware that not all Units tendered may be accepted for payment. Unit holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold. In addition, Section 11.02 of the Partnership Agreement provides that, any transfer by a limited partner of its Units is effective to create the right of the transferee to share or participate in the profits or losses and cash flow of the Partnership until such time as the transferee is admitted as a substitute Limited Partner, which requires the consent of the General Partners. The General Partners may condition such consent on the receipt of an opinion of counsel that the transfer was made in compliance with all securities laws and will not jeopardize the tax treatment of the Partnership. In addition, the General Partners have a right to payment of their reasonable expenses in connection with the requested transfer before providing their consent.

   o Tax Consequences. All Unit holders are advised to consult with their own tax advisors concerning the tax consequences of tendering Units in the Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. For example, if a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize any previous years' suspended losses from the Partnership in the current year to the extent of any gain on sale of the Units actually sold, as described in the Purchase Offer. However, if a Unit holder's entire interest is sold, any previous years' suspended losses from the Partnership would be deductible from ordinary income (subject to any other limitation applicable to the Unit holder). There will be other tax consequences to individual holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each holder based on the holder's unique tax situation or other circumstances.

   o Conditions of the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Offer that there not be publicly disclosed (or Purchaser become aware) that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more of the outstanding Units. See Section 12 of the Offer to Purchase for a discussion of these and other conditions of the Offer. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchaser in its reasonable discretion.

Intentions of Affiliates

         Affiliates of WSC and Life Care own an aggregate of 30 Units. These affiliates do intend to tender their Units pursuant to the Offer.


ITEM 5.  Persons/Assets, Retained, Employed, Compensated or Used

         To the knowledge of WSC, neither it nor the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on WSC's or the Partnership's behalf concerning the Offer.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         No transactions in the Units have been effected during the past 60 days by WSC or, to the knowledge of WSC, by any of the executive officers, directors or affiliates of WSC.


ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         Except as otherwise described herein, no negotiation is being undertaken and no discussions are underway by the Partnership in response to the Offer which relates to: (1) a tender offer for or other acquisition of the Partnership's securities; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (b) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership. As noted elsewhere in this Statement, Mr. McMullan, President and sole director and stockholder of WSC, serves on the board of directors of Life Care which is owned 100% by Mr. Preston. In addition, Mr. McMullan and Mr. Preston have been involved in numerous business relationships for over 30 years, including those in which they invested in and/or managed properties similar to the Properties owned by the Partnership.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         WSC notes that, while Purchaser has expressed no intentions in its Offer to Purchase to change the management of the Partnership, to the extent Purchaser accumulates a majority of the Units and thereafter attempts to remove the General Partners under the terms of the Partnership Agreement, any change in the General Partners of the Partnership will require approval of the U.S. Department of Housing and Urban Development. There can be no assurance any such consent would be given.

         The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expected," "estimated," and "projects" and similar expressions. These statements are based on assumptions and assessments made by WSC in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events. These forward-looking statements are subject to a number of factors that could cause actual results to differ from those mentioned herein, including, but not limited to, the following:

             o that the demand for or regulation of the type of skilled nursing services provided by the Properties may change in a way that adversely affects the value of the Properties including changes in Medicare or Medicaid reimbursement programs or other regulations impacting the nursing facility and retirement facility; and

             o that other factors that affect the skilled nursing facility business generally including, but not limited to, economic, political, governmental and technological factors affecting the Fund's operations, markets, products, services and prices may change in a way that adversely affects the Partnership.

         In addition, the Partnership's results of operations, financial condition and cash flows may be adversely affected by the unsolicited tender 5offer by the Purchaser and related actions taken by this group.

         Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although WSC believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Partnership's performance are set forth in reports and documents filed by the Partnership with the Securities and Exchange Commission.


ITEM 9.  EXHIBITS

(a)(1)(i) Purchaser's Offer to Purchase Units of the Partnership dated May 26, 2005 (filed as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Purchaser on May 26, 2005)

(a)(1)(ii) Letter of Transmittal and related instructions, dated April 21, 2005 (filed as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Purchaser on May 26, 2005)

(a)(1)(iii) Notice of Withdrawal from the Mackenzie Offer (filed as Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Purchaser on May 26, 2005)

(a)(1)(iv) Purchaser's Letter to Unit holders of the Partnership dated May 26, 2005 (filed as Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by Purchaser on May 26, 2005)

(a)(5)(i)         Letter to Unit holders, dated June [9], 2005

(d)(1) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center (filed as Exhibit
                  (d)(1) to the Mackenzie Schedule and incorporated herein by reference)

(d)(2) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center (filed as Exhibit (d)(2) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(i) Agreement of Limited Partnership of Consolidated Resources Health Care Fund II dated October 31, 1983 (filed as Exhibit
                  (d)(3)(i) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(ii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 7, 1992 (filed as Exhibit (d)(3)(ii) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(iii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated July 16, 1998 (filed as Exhibit (d)(3)(iii) to the Mackenzie Schedule and incorporated herein by reference)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WELCARE SERVICE CORPORATION-II

                                            By:     /s/ John F. McMullan
                                               --------------------------------
                                               Name: John F. McMullan
                                               Title:   President
Dated: June 9, 2005

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

(a)(1)(i) Purchaser's Offer to Purchase Units of the Partnership dated May 26, 2005 (filed as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Purchaser on May 26, 2005)

(a)(1)(ii) Letter of Transmittal and related instructions, dated April 21, 2005 (filed as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Purchaser on May 26, 2005)

(a)(1)(iii) Notice of Withdrawal from the Mackenzie Offer (filed as Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Purchaser on May 26, 2005)

(a)(1)(iv) Purchaser's Letter to Unit holders of the Partnership dated May 26, 2005 (filed as Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by Purchaser on May 26, 2005)

(a)(5)(i)         Letter to Unit holders, dated June 9, 2005

(d)(1) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center (filed as Exhibit
                  (d)(1) to the Mackenzie Schedule and incorporated herein by reference)

(d)(2) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center (filed as Exhibit (d)(2) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(i) Agreement of Limited Partnership of Consolidated Resources Health Care Fund II dated October 31, 1983 (filed as Exhibit
                  (d)(3)(i) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(ii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 7, 1992 (filed as Exhibit (d)(3)(ii) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(iii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated July 16, 1998 (filed as Exhibit (d)(3)(iii) to the Mackenzie Schedule and incorporated herein by reference)

                                                              Exhibit (a)(5)(i)

                        WELCARE RESOURCES CORPORATION-II
                              1175 Peachtree Street
                                    Suite 850
                             Atlanta, Georgia 31106
                                 (404) 873-1919

                                  June 9, 2005

Dear Unit Holder of Consolidated Resources Health Care Fund II (the "Partnership"):

         A tender offer has been announced by Care Associates, LLC (the "Purchaser") at a purchase price of $456 per Unit.

         The Partnership is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. Due to potential conflicts of interest as more fully discussed in the enclosed Schedule 14D-9, we, Welcare Resources Corporation-II, in our capacity as Managing General Partner of the Partnership, do not express any opinion, and is remaining neutral, with respect to Purchaser's offer. However, we call your attention to the following considerations:

   o Purchaser's offer is three times the purchase price offered by the Mackenzie Patterson Fuller entities under their Offer to Purchase dated April 21, 2005, although Purchaser's offer it is conditioned upon, among other things, at least 51% of the Units being tendered.

   o As of March 31, 2005, the Partnership had cash on hand of approximately $3,020,000 (including approximately $1,248,000 at the facility level).

   o As of December 31, 2003, according to reports filed with the Department of Health and Urban Development, the nursing home facility had total assets of $2,244,536, generated annual revenues of $6,812,490 and had net income of $455,396 and the retirement facility had total assets of $1,677,577, generated annual revenues of $1,735,735 and had net loss of $125,548.

   o As of December 31, 2004, according to the most recent reports filed with the Department of Health and Urban Development, the nursing home facility had total assets of $2,925,010, generated annual revenues of $6,771,169 and had net income of $507,923 and the retirement facility had total assets of $1,697,385, generated annual revenues of $1,960,871 and had net income of $75,465.

   o Because of the foregoing considerations as well as its own informal valuation of the Partnership's assets conducted to provide information to Unit holders who need a value estimate for ERISA purposes, WSC believes the Partnership has a liquidation value in excess of $400 per Unit.

   o WSC believes that a sale of the Properties and a liquidation of the Partnership or other strategic alternative (including a competing third party tender offer) may result in a higher price for the Units. However, we cannot guarantee that (i) we will be able to locate a purchaser for the Properties or engage in a strategic alternative or consummate a transaction that will provide proceeds ultimately available for distribution to Unit holders that are higher than the $456 per Unit offered by the Purchaser in this Offer or (ii) that a competing third party bid at a higher price will occur. Nor can we guarantee when a sale of the Properties or completion of an alternative transaction, including a competing third party tender offer, might occur.

         Affiliates of the Partnership beneficially own an aggregate of 30 Units. These affiliates do intend to tender their Units.



         Should you have any questions, please contact the undersigned.

                                   Sincerely,

                                   WELCARE RESOURCES CORPORATION-II